[FRANKLIN TEMPLETON INVESTMENTS LOGO]

Filed by Franklin Strategic Series

on behalf of Franklin Growth Opportunities Fund

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Franklin Strategic Series

on behalf of Franklin Flex Cap Growth Fund

File No. 333-210510

IMPORTANT SHAREHOLDER UPDATE

Franklin Flex Cap Growth Fund

a series of Franklin Strategic Series

URGENT PROXY VOTING REQUEST

Dear Shareholder:

We recently mailed you proxy materials regarding the Special Meeting of Shareholders of the Franklin Flex Cap Growth Fund, a series of Franklin Strategic Series (the “Fund”) scheduled for August 5, 2016.   These materials describe the proposal to approve a Plan of Reorganization for the Fund and ask for your vote on this important issue. Our records indicate that we have not received your vote. We encourage you to vote as soon as possible so we can obtain a sufficient number of votes to hold the meeting.

Voting is quick and easy. Please vote now using one of these methods	1. Vote By Internet
Please visit the website noted on the proxy voting card and follow the online instructions.
2. Vote by Touch-Tone Phone
Please call the toll-free number printed on the proxy voting card and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.
3. Vote by Mail
Please mail your signed proxy voting card in the postage-paid envelope.

PLEASE VOTE YOUR PROXY NOW

The Board of Trustees recommends that you vote “FOR” the proposals.

If you have already voted, thank you for your response.  If you have any further questions, please contact our Proxy Solicitor, Boston Financial Data Services, toll free at 1-855-648-2889.  In addition, all proxy materials are conveniently available online at the website noted on the proxy voting card. We appreciate your immediate attention. Thank you.